[redacted]

05035817

COMMISSION

20549

VF 2-28-05

CM 3/10

FEB 23 2005

213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTT NETWORK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 OLD GRAVES MILL ROAD

(No. and Street)

LYNCHBURG	VA	24502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RHONDA L. HILL — 434-832-2100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN EDWARDS & COMPANY L.L.P.

(Name – *if individual, state last, first, middle name*)

2215 LANGHORNE RD, STE 102 P.O.BOX 10189	LYNCHBURG	VA	24506-0189
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RHONDA L. HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTT NETWORK SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Brenda A. Faulconer
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

The Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

We have been engaged to audit the financial statements of Scott Network Securities, Inc. (the "Company") for the year ending December 31, 2004. Professional standards, as well as rules of the Securities and Exchange Commission, require that auditors of financial statements be independent, as defined by those standards and rules. Professional standards issued by the Independence Standards Board require that we communicate at least annually with you regarding all relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence, even though such relationships may not impair our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters.

We are not aware of any relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence which have occurred during 2004 and through the date of this letter.

We hereby confirm that, as of the date of this letter, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.

This report is intended solely for the use of the Board of Directors, management, and others within the Company and should not be used for any other purpose.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2005

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

FINANCIAL REPORT

December 31, 2004 and 2003

CONTENTS

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

We have audited the accompanying statements of financial position of Scott Network Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott Network Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2005

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF FINANCIAL POSITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 101,586	$ 214,516
Accrued commissions receivable	2,227	48,348
Total assets	$ 103,813	$ 262,864
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 10,174	$ 8,349
STOCKHOLDER'S EQUITY		
Common stock, $10 par value, authorized 5,000 shares, issued 1,000 shares	10,000	10,000
Retained earnings	83,639	244,515
Total stockholder's equity	93,639	254,515
	$ 103,813	$ 262,864

The Notes to Financial Statements are an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 571,503	$ 573,357
EXPENSES		
Employee compensation and benefits	283,239	192,343
Clearing costs	7,165	8,799
Management fees	120,000	120,000
Professional fees	13,679	11,098
Insurance	431	369
Interest expense	-	639
Licenses and registrations	7,865	8,433
SIPC membership	-	75
Total expenses	432,379	341,756
Net income	$ 139,124	$ 231,601

The Notes to Financial Statements are an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2004 and 2003

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2003	1,000	$ 10,000	$ 162,914	$ 172,914
Net income			231,601	231,601
Dividend	-	-	(150,000)	(150,000)
Balance, December 31, 2003	1,000	10,000	244,515	254,515
Net income	-	-	139,124	139,124
Dividends	-	-	(300,000)	(300,000)
Balance, December 31, 2004	1,000	$ 10,000	$ 83,639	$ 93,639

The Notes to Financial Statements are
an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 139,124	$ 231,601
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease (increase) in accrued commissions	46,121	(6,423)
Increase in accrued expenses	1,825	1,802
Decrease in taxes payable	-	(10,100)
Net cash provided by operating activities	187,070	216,880
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(300,000)	(150,000)
NET INCREASE (DECREASE) IN CASH	(112,930)	66,880
CASH		
Beginning	214,516	147,636
Ending	$ 101,586	$ 214,516
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ 10,100

The Notes to Financial Statements are an integral part of these statements.

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 1. Organization

Scott Network Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia corporation that is a wholly-owned subsidiary of James A. Scott & Son, Incorporated (the "Parent").

Note 2. Significant Accounting Policies

Nature of operations:

The Company receives commissions from the sale of securities by registered representatives of one designated broker/dealer firm operating in North Carolina and Virginia. The Company does not initiate securities transactions and does not hold customer funds or securities.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash:

The Company maintains its cash account in one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A portion of the balance is uninsured at year end.

Note 3. Related Party Transactions

The Company has an agreement with the Parent to pay monthly management fees for the use of office space and administrative services. The fees are equal to the lesser of $10,000 or the amount that will reduce net capital to 120% of required net capital.

The Company reimburses the Parent for salaries, bonuses, payroll taxes, and retirement plan contributions earned by employees of the Parent who perform services for the Company. Total fees and reimbursements to the Parent were $403,239 and $312,343 for 2004 and 2003, respectively.

Note 4. Income Taxes

Effective January 1, 2002, the Company elected to be a Qualified Subchapter S Subsidiary ("QSSS") under §1361 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, all assets, liabilities, and items of income and deduction of the QSSS are treated as part of the parent S Corporation. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements.

Income taxes for the year ended December 31, 2001, were paid in 2003 as a result of amending the 2001 tax return.

(Continued)

SCOTT NETWORK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $93,639, which was $88,639 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1. At December 31, 2003, the Company had net capital of $254,515, which was $249,515 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCOTT NETWORK SECURITIES, INC.

EXEMPTION FROM PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended December 31, 2004 and 2003

The Company claims an exemption based upon the provisions under (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. The commission and other income received by the Company relate to the sale of variable insurance and annuity contracts and investment company shares. The Company does not initiate clearing transactions and does not hold customer funds or securities.

SCOTT NETWORK SECURITIES, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended December 31, 2004 and 2003

	2004	2003
Total assets	$ 103,813	$ 262,864
Less: Total liabilities	10,174	8,349
Net worth	93,639	254,515
Add: Subordinated loans	-	-
Adjusted net worth	93,639	254,515
Less: Nonallowable assets	-	-
Current capital	93,639	254,515
Less: Haircuts	-	-
Net capital	93,639	254,515
Required net capital	5,000	5,000
Excess net capital	$ 88,639	$ 249,515
Aggregate indebtedness	$ 10,174	$ 8,349
Aggregate indebtedness to net capital	11%	3%

No material differences exist between this computation and the computation submitted by the Company in the filing of Form X-17A-5, Part IIA, for the period ending December 31, 2004.

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Scott Network Securities, Inc.
Lynchburg, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Scott Network Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2215 Langhorne Road, Suite 102 • P.O. Box 10189 • Lynchburg, VA 24506-0189 • 434-948-9000 • Fax: 434-948-9029 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown, Edwards & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2005